SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-10410

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HARRAH’S ENTERTAINMENT, INC.

One Caesars Palace Drive

Las Vegas, Nevada 89109

REQUIRED INFORMATION

The Harrah’s Entertainment Inc. Savings and Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan’s 2006 financial statements and supplemental schedules have been examined by Deloitte & Touche LLP, independent registered public accounting firm, and their report is included herein.

HARRAH’S ENTERTAINMENT, INC.

SAVINGS AND RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

Harrah’s Entertainment, Inc.

Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Harrah’s Entertainment, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted FSP AAG INV-I and SOP 94-4-I for the years ended December 31, 2006 and 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2006, and (2) transactions in excess of 5% of the current value of plan assets for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 29, 2007

HARRAH’S ENTERTAINMENT, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investment at fair value -
Participant-directed investments (Note 2)	$1,494,407,097	$883,855,394

Receivables:
Employer contributions	580,672	521,091
Participant contributions	1,860,922	1,500,749
Accrued investment income	645,645	461,588
Receivables for securities sold	2,483,042	—

Total receivables	5,570,281	2,483,428

Total assets	1,499,977,378	886,338,822

LIABILITIES:
Accrued administrative expenses	1,497,294	1,201,489
Payables for securities purchased	1,255,363	—

Total liabilities	2,752,657	1,201,489

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,497,224,721	885,137,333

Adjustments from fair value to contract value for fully benefit-responsive investment contract (Note 2)	2,292,098	1,817,972

NET ASSETS AVAILABLE FOR BENEFITS	$1,499,516,819	$886,955,305

See notes to financial statements.

HARRAH’S ENTERTAINMENT, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Note 3)	$88,210,792	$30,651,825
Dividends	15,408,360	8,313,253
Interest	10,122,039	7,647,411
Other income (Note 5)	1,175,125	—

Net investment income	114,916,316	46,612,489

Contributions:
Participant contributions	64,085,599	51,715,719
Employer contributions	17,792,824	14,886,096

Total contributions	81,878,423	66,601,815

Net transfers from other plans and other transfers (Note 1)	510,910,547	49,539,306

Total additions	707,705,286	162,753,610

DEDUCTIONS:
Benefits paid to participants	92,423,818	70,583,018
Administrative fees (Note 2)	2,719,954	3,462,452

Total deductions	95,143,772	74,045,470

INCREASE IN NET ASSETS	612,561,514	88,708,140

NET ASSETS AVAILABLE FOR BENEFITS-Beginning of year	886,955,305	798,247,165

NET ASSETS AVAILABLE FOR BENEFITS-End of year	$1,499,516,819	$886,955,305

See notes to financial statements.

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF

AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The Harrah’s Entertainment, Inc. Savings and Retirement Plan (the “Plan”) was established on February 6, 1990. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document and subsequent amendments thereto for more complete information.

General—The Plan is a defined contribution plan. Designated employees of Harrah’s Entertainment, Inc. and designated company affiliates (the “Company”), who have a minimum of 90 days of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Harrah’s Operating Company, Inc. (“HOC”) is the administrator of the Plan (“Plan Administrator”). State Street Bank and Trust Company (“State Street”) is trustee of the Plan. The Plan Administrator has delegated certain of its authority to CitiStreet LLC (“CitiStreet”) for purposes of day-to-day administration and recordkeeping.

Plan Mergers and Other Transfers—On June 30, 2004, the Company acquired Horseshoe Gaming Holding Corp. Effective December 31, 2005, the Horseshoe Gaming Holding Corp. 401(k) Plan (“Horseshoe Plan”) was merged into the Plan. As a result, assets of approximately $66.4 million have been transferred into the Plan. The amounts were recorded as transfers from other plans in 2005. Participating employees of the Horseshoe Plan became eligible to participate in the Plan on January 1, 2006.

On April 26, 2005, the Company sold the East Chicago and Tunica properties to Resorts International Holdings, LLC. As a result, approximately $16.9 million in participant account balances were distributed to the Resorts Hotels and Casinos 401(k) Plan on May 11, 2005, including approximately $2.1 million in participant loans. These amounts were recorded as transfers to other plans in 2005.

On June 13, 2005, the Company acquired Caesars Entertainment, Inc. (“Caesars”). All eligible Caesars employees continued to participate in either the Caesars Entertainment 401(k) Savings Plan (“Caesars Plan”) or the Grand Casinos 401(k) Savings Plan (“Grand Casino Plan”). During 2006, the Grand Casinos plan was merged into the Caesars plan. On December 12, 2006, the Administrative Committee approved the merger of the Caesars plan into the Plan effective December 31, 2006. As a result, assets of approximately $510.9 million have been transferred into the Plan on January 2, 2006. Participating employees of the Caesars plan became eligible to participate in the Plan on January 1, 2007.

Contributions—Each year, participants may elect to contribute a designated whole percentage of their eligible compensation, as defined in the Plan. Highly compensated employees may contribute up to 7% of eligible compensation on a pretax basis. After-tax contributions are also permitted. Effective June 1, 2005, a nonhighly compensated employee may contribute up to 50% of eligible compensation on a pretax basis; however, the pretax and after-tax contributions may not exceed 50% of eligible compensation. Prior to June 1, 2005 the maximum was 20%. The Company matching contribution is 50% up to the first 6% of eligible compensation that a participant contributes to the Plan and an eligible employee is eligible for a matching contribution following the 90th day after his/her hire date. Eligible participants who attain age 50 before the Plan’s year-end are allowed to make catch-up contributions to the Plan. Contributions are subject to certain Internal Revenue Code limitations. Participants may also make rollover contributions representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of Plan earnings, and charged with the participant’s withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their own contributions and Company contributions into various investment options offered by the Plan, including investments in the common stock of the Company, the sponsoring employer.

Effective January 14, 2004, Harrah’s Entertainment Stock Fund was designated as an Employee Stock Ownership Plan (“ESOP”). With respect to dividends paid on shares of the Company’s common stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payments of the dividends or to leave the dividends in the Plan to be reinvested in shares of the Company common stock. Approximately $4.4 million and $3.8 million in dividends were reinvested in the Plan and approximately $0.3 and $0.2 million were distributed to participants from the ESOP during the Plan years ended December 31, 2006 and 2005, respectively.

Vesting—Participants are vested immediately in their own contributions plus actual investment results thereon. Vesting in the Company’s contribution portion of their accounts is based on years of vesting service in which the participant is credited with at least 1,000 hours of service, as defined. A participant vests 20% per year of vesting service and is 100% vested after five years of vesting service. However, if termination of employment is caused by disability, death, or attainment of age 65, the participant becomes fully vested in all Company contributions and investment results thereon.

Forfeitures—Forfeitures that occur during the Plan year shall first be used to the extent necessary to restore the matching and prior plan accounts of rehired participants, as defined. Any remaining forfeitures may be used to pay administrative expenses or will be included in, reduce and be considered part of the Company’s matching contribution for the Plan year. The total amount of potential forfeitures available to be used was approximately $0.3 million and $0.6 million at December 31, 2006 and 2005, respectively. During the year ended December 31, 2006 and 2005, Company contributions were reduced by $1.3 million and $0.3 million, respectively, from forfeited nonvested accounts.

Payment of Benefits—Upon termination of employment, the participant may elect to receive vested amounts in one lump-sum distribution, in equal installments, or in the form of a direct rollover to another plan as defined by the Plan.

Participant Loans—Participants may borrow from their Plan accounts an amount not to exceed the lesser of $50,000 reduced by the participant’s highest outstanding loan balance during the prior 12 months or 50% of the vested balance of the participant’s account. The loans are secured by the vested balance in the participant’s account and bear interest at rates commensurate with local prevailing rates. The interest rate for a loan remains fixed for the life of the loan. Repayments of loans are made in equal installments, one per pay period, over one to five years except in the case of loans used to acquire the principal residence of the participant, which shall be repaid in a reasonable term determined at the time the loan is made, not to exceed 15 years. The interest rates on outstanding loans ranged from 5% to 10.5% at December 31, 2006.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of the Company common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances.

The State Street Global Advisors (“SSGA”) Principal Accumulation Return Fund is a collective investment trust that is a commingled pool of the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The fund may invest in one or more bank, insurance company or synthetic investment contracts and in short term investments or other collective investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation investment return for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Administrative Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document. In 2006, the Company reimbursed the Plan for prior expenses paid out of the Plan assets. Therefore, the administrative expenses have been reduced by $1.2 million in 2006 related to prior years.

Adoption of New Accounting Guidance- The financial statements reflect the retroactive adoption of Financial Accounting Standards board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the Statements of Net Assets Available for Benefits present common collective trust funds with underlying investments in certain types of investment contracts at fair value as well as a line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 or 2005.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	2006	2005
Harrah’s Entertainment, Inc. Stock Fund, 3,164,964 and 2,996,679 units, respectively	$266,241,052	$216,254,320
SSGA Principal Accumulation Return Fund, 138,180,871 and 117,011,277 units, respectively	238,353,497	129,785,471
SSGA S&P 500 Flagship Fund, 479,084 and 484,888 shares, respectively	200,849,686	124,776,690
SSGA Passive Bond Market Index Fund, 5,025,709 and 5,308,104 shares, respectively	108,115,825	97,226,832
ICM Small Cap Institutional Class Fund, 34,794 and 20,223 shares, respectively	77,276,824	68,450,010
Intech Large Cap Core Strategy Fund, 48,665,313 and 52,061,658 shares, respectively	182,867,277	66,238,048
Loan Fund, 51,255,887 and 43,115,268 shares, respectively	83,037,813	51,512,614

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Harrah’s Entertainment, Inc. Stock Fund	$37,035,896	$12,961,202
SSGA S&P 500 Flagship Fund	17,905,231	5,232,176
PIMCO Total Return Fund	(43,930)	0
Small/Mid Cap Growth Fund	2,908,123	356,813
Intech Large Cap Core Strategy Fund	9,208,638	3,865,523
Small/Mid Cap Value Fund	2,729,993	(797,127)
American Funds Growth Fund	272,096	435,828
SSGA Passive Bond Market Index Fund	2,884,411	1,690,626
SSGA Active US Large Cap Value Fund	4,696,161	1,334,557
Capital Guardian International Equity Fund	7,421,302	3,951,017
Conservative Lifecycle Fund	563,064	288,334
Moderate Lifecycle Fund	728,961	359,611
Growth Lifecycle Fund	872,216	470,878
Aggressive Growth Fund	1,028,630	502,387

Net appreciation in fair value of investments	$88,210,792	$30,651,825

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As sponsor of the Plan, the Company, through its wholly owned subsidiary, HOC, initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform administrative services solely for the Plan, various service charges and other direct costs of operation. The Plan reimbursed HOC for these costs in the amount of approximately $20,000 and $72,000 for the years ended December 31, 2006 and 2005, respectively.

Certain Plan investments are shares of common/collective trust funds managed by SSGA. SSGA is the investment arm of State Street, the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Actual fees paid by the Plan for the investment management and recordkeeping services to SSGA and CitiStreet amounted to approximately $2.7 and $1.9 million for both years ended December 31, 2006 and 2005, respectively. Such costs are included in administrative expenses in the accompanying financial statements.

At December 31, 2006 and 2005, the Plan held 3,164,964 and 2,996,679 units, respectively, of common stock of the Company.

5.	OTHER INCOME

On May 1, 1991, the Plan was amended to provide that approximately $12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company (“Executive Life”) and held in the Plan’s Income Investment Fund would be frozen until such time as the contract was finally paid out. Executive Life agreed to pay to the Plan any deficiency between the $12.9 million and any amounts finally paid under the contract. The Company agreed to make interest free loans to the Plan, which were to be repaid out of any amounts received under the contract, so that persons who leave or who had already left the Company’s employment could withdraw the vested portion of the Executive Life guaranteed contract, as well as other vested funds. The contract was restructured in September 1993, and the Plan began receiving payments on the contract. The restructured contract matured on September 3, 1998. In September 1998, the Plan received $9.2 million. Of this amount, $8.7 million represented principal and $0.5 million represented interest earnings. The principal was allocated to participant accounts and used to repay the balance of advances from the Company.

In October 2006, the Plan received an additional payment of $0.9 million and was allocated to participant accounts and paid to the terminated employees. The income received was recorded as other income.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 5, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2006 and 2005, the Plan had $305,585 and $516,903, respectively, of benefit payments approved and processed for payment, which had not been paid. These amounts will be recorded as liabilities in the Plan’s Form 5500; however, these amounts are not recorded as liabilities in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

	2006	2005
Net assets available for benefits per the financial statements	$1,499,516,819	$886,955,305
Less amounts currently payable	(305,585)	(516,903)
Adjustment from contract value to fair value for fully benefit-responsive investments	(2,292,098)

Net assets available for benefits per the Form 5500	$1,496,919,136	$886,438,402

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2006 and 2005:

	2006	2005
Benefits paid to participants per the financial statements	$92,423,818	$70,583,018
Add amounts currently payable at December 31, 2006 and 2005, respectively	305,585	516,903
Less amounts currently payable at December 31, 2005 and 2004, respectively	(516,903)	(161,765)
Less deemed distributions	(4,871,265)	(3,653,009)

Benefits paid to participants per the Form 5500	$87,341,235	$67,285,147

The following is a reconciliation of total additions per the financial statements to total income per Form 5500 for the year ended December 31, 2006. No reconciliation was necessary for the year ended December 31, 2005:

2006
Total additions per the financial statements	$707,705,286
Less transfers from other plans	(510,910,547)
Adjustment from contract value to fair value for fully benefit-responsive investments	(2,292,098)

Total income per the Form 5500	$194,502,641

* * * * * *

SUPPLEMENTAL SCHEDULE

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
* Harrah’s Entertainment, Inc. Stock Fund	Common Stock	266,241,052
Self-directed brokerage accounts	Various	10,620,541
Small/Mid Cap Growth Fund:
* State Street Global Advisors Short-Term Investment Fund	Interest-bearing cash	$6,587,690
Scientific Games Corp	Common Stock: Consumer Discretionary – Hotels Restaurants & Leisure	1,164,683
Ryland Group Inc	Common Stock: Consumer Discretionary – Household Durables	637,516
Polaris Inds Inc	Common Stock: Consumer Discretionary – Leisure Equipment & Products	295,063
Aquantive Inc	Common Stock: Consumer Discretionary – Media	303,110
Interactive Data Corp	Common Stock: Consumer Discretionary – Media	670,439
Nordstrom Inc	Common Stock: Consumer Discretionary – MultiLine Retail	310,878
Bed Bath & Beyond Inc	Common Stock: Consumer Discretionary – Specialty Retail	881,523
Casual Male Retail Group Inc	Common Stock: Consumer Discretionary – Specialty Retail	667,231
CDW Corp	Common Stock: Consumer Discretionary – Specialty Retail	907,924
Chicos FAS Inc	Common Stock: Consumer Discretionary – Specialty Retail	408,182
Copart Inc	Common Stock: Consumer Discretionary – Specialty Retail	728,199
Guitar Ctr Inc	Common Stock: Consumer Discretionary – Specialty Retail	812,337
Jos A Bank Clothiers Inc	Common Stock: Consumer Discretionary – Specialty Retail	291,032
Staples Inc	Common Stock: Consumer Discretionary – Specialty Retail	821,842
Tiffany & Co New	Common Stock: Consumer Discretionary – Specialty Retail	1,025,440
Tractor Supply Co	Common Stock: Consumer Discretionary – Specialty Retail	1,089,877
Usana Health Sciences	Common Stock: Consumer Staples – Food Products	1,830,246
Wrigley WM Jr Co	Common Stock: Consumer Staples – Food Products	749,188
Church & Dwight Inc	Common Stock: Consumer Staples – Household Products	894,284
Chattem Inc	Common Stock: Consumer Staples – Personal Products	268,985
Cohen & Steers Inc	Common Stock: Financials – Diversified Financials	327,785
Edwards A G Inc	Common Stock: Financials – Diversified Financials	1,170,169
Waddell & Reed Finl Inc	Common Stock: Financials – Diversified Financials	511,512
IPC Holdings LTD Bermuda	Common Stock: Financials – Insurance	1,224,680
Platinum Underwriters Holdings	Common Stock: Financials – Insurance	926,785
Primus Guaranty Ltd	Common Stock: Financials – Insurance	1,189,427
Protective Life Corp	Common Stock: Financials – Insurance	907,666
Renaissancere Holdings Ltd	Common Stock: Financials – Insurance	638,336

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Jones Lang Lasalle Inc	Common Stock: Financials – Real Estate	$618,820
Redwood Tr Inc	Common Stock: Financials – Real Estate	293,957
Qiagen NV	Common Stock: Health Care – Biotechnology	786,082
Techne Corp	Common Stock: Health Care – Biotechnology	784,663
Haemonetics Corp Mass	Common Stock: Health Care – Health Care Equipment & Supplies	358,061
IMS Health Inc	Common Stock: Health Care – Health Care Equipment & Supplies	845,851
Millipore Corp	Common Stock: Health Care – Health Care Equipment & Supplies	605,366
Respironics Inc	Common Stock: Health Care – Health Care Equipment & Supplies	222,256
Surmodics Inc	Common Stock: Health Care – Health Care Equipment & Supplies	286,082
Community Health Sys Inc New	Common Stock: Health Care – Health Care Providers & Services	603,548
Covance Inc	Common Stock: Health Care – Health Care Providers & Services	1,673,334
Express Scripts Inc	Common Stock: Health Care – Health Care Providers & Services	961,429
Healthways Inc	Common Stock: Health Care – Health Care Providers & Services	818,047
Pharmaceutical Prod Dev Inc	Common Stock: Health Care – Health Care Providers & Services	1,224,713
Psychiatric Solutions Inc	Common Stock: Health Care – Health Care Providers & Services	310,037
Quest Diagnostics Inc	Common Stock: Health Care – Health Care Providers & Services	569,338
Sunrise Senior Living Inc	Common Stock: Health Care – Health Care Providers & Services	510,867
Perrigo Co	Common Stock: Health Care – Pharmaceuticals	503,914
DRS Technologies Inc	Common Stock: Industrials – Aerospace & Defense	359,129
World Fuel Services Corp	Common Stock: Industrials – Aerospace & Defense	642,922
Corporate Executive Brd Co	Common Stock: Industrials – Commercial Services & Supplies	271,758
Kforce Inc	Common Stock: Industrials – Commercial Services & Supplies	295,406
Labor Ready Inc	Common Stock: Industrials – Commercial Services & Supplies	490,370
LECG Corp	Common Stock: Industrials – Commercial Services & Supplies	421,847
Robert Half Intl Inc	Common Stock: Industrials – Commercial Services & Supplies	302,898
Stericycle Inc	Common Stock: Industrials – Commercial Services & Supplies	506,899
Wright Express Corp	Common Stock: Industrials – Commercial Services & Supplies	1,751,445
Donaldson Co Inc	Common Stock: Industrials – Machinery	509,101
Graco Inc	Common Stock: Industrials – Machinery	286,466
Oshkosh Truck Corp	Common Stock: Industrials – Machinery	610,162
Gatx Corporation	Common Stock: Industrials – Road & Rail	2,618,216

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Comverse Technology Inc	Common Stock: Information Technology – Communications Equipment	$571,282
Harris Corp Del	Common Stock: Information Technology – Communications Equipment	175,266
Logitech International SA Appl	Common Stock: Information Technology – Computers & Peripherals	537,460
Smart Modular Technologies WWH	Common Stock: Information Technology – Computers & Peripherals	403,185
Benchmark Electrs Inc	Common Stock: Information Technology – Electronic Equipment & Instruments	1,039,174
Global Imaging Sys Inc	Common Stock: Information Technology – Electronic Equipment & Instruments	1,201,631
Measurement Specialties Inc	Common Stock: Information Technology – Electronic Equipment & Instruments	735,384
Microchip Technology Inc	Common Stock: Information Technology – Semiconductor Equipment & Products	1,043,679
Semitool Inc	Common Stock: Information Technology – Semiconductor Equipment & Products	512,800
Silicon Image Inc	Common Stock: Information Technology – Semiconductor Equipment & Products	429,631
Blackbaud Inc	Common Stock: Information Technology – Software	902,347
Cognos Inc	Common Stock: Information Technology – Software	605,228
Micros Sys Inc	Common Stock: Information Technology – Software	304,831
Quality Systems	Common Stock: Information Technology – Software	1,070,200
Talx Corp	Common Stock: Information Technology – Software	516,030
Aventine Renewable Engy Hldgs	Common Stock: Materials – Chemicals	620,549
RPM Intl Inc	Common Stock: Materials – Chemicals	1,406,847
Jarden Corp	Common Stock: Materials – Containers & Packaging	1,088,824
Consol Energy Inc	Common Stock: Materials – Metals & Mining	925,924
Goldman Sachs Growth Opportunity Fund	Mutual Fund	9,952,613
Morgan Stanley Inst’l Mid Cap Growth	Mutual Fund	4,883,060
TimesSquare Mid Cap Growth Inst’l	Mutual Fund	4,883,060
* State Street Global Advisors Active U.S. Large Cap Value Fund	Common/Collective Trust Fund	43,656,893
* State Street Global Advisors Passive Bond Market Index Fund	Common/Collective Trust Fund	108,115,825
* State Street Global Advisors Principal Accumulation Index Fund	Common/Collective Trust Fund	238,353,497
* State Street Global Advisors S&P 500 Flagship Fund	Common/Collective Trust Fund	200,849,686
American Funds Growth Fund (Large Cap Growth)	Mutual Fund	2,832,739
Capital Guardian International Equity Fund	Mutual Fund	66,912,379
Dodge & Cox International Stock Fund	Mutual Fund	19,960,759
Europac Growth Fund	Mutual Fund	5,351,661
Fidelity Real Estate Fund	Mutual Fund	28,226,170
Century Small Cap Select Fund	Mutual Fund	3,111,334

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006
Identity of Issuer, Borrower,			Current
Lessor or Similar Party		Description of Investment	Value
	Small/Mid Cap Value Fund:
	ICM Small Cap Institutional Class Fund	Mutual Fund	$77,276,823
	Artisan FDS Inc	Mutual Fund	25,663,980
	Intech Large Cap Core Strategy Fund	Mutual Fund	182,867,277
**	PIMCO	Mutual Fund	30,163,920
	Wells Fargo Large Company Growth Fund	Mutual Fund	18,070,728
*	Loan Fund	Participant loans with interest rates frm 5.00% to 10.5%	83,037,813

			$1,494,407,097

*	Party-in-interest.		(Concluded	)
**	Fund available to legacy Harrah’s participants January 1, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

HARRAH’S ENTERTAINMENT, INC.
SAVINGS AND RETIREMENT PLAN

June 29, 2007	By:	/s/ JEFFREY SHOVLIN
Jeffrey Shovlin, Chairman,
Administrative Committee

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm